

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Christopher Schaber
Chief Executive Officer
SOLIGENIX, INC.
29 Emmons Drive, Suite B-10
Princeton, NJ 08540

      Re: SOLIGENIX, INC.
          Registration Statement on Form S-3
          Filed August 30, 2023
          File No. 333-274265

Dear Christopher Schaber:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Driscoll Ugarte